UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
SCHEDULE 13G
(Rule 13d-102)
(Amendment No.  )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

QTS Realty Trust, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 par value per share
(Title of Class of Securities)

74736A103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)
 [   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

CUSIP No. 74736A103

1		NAME OF REPORTING PERSONS Zimmer Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,468,527 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,468,527 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,468,527 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 74736A103

1		NAME OF REPORTING PERSONS Sequentis Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,468,527 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,468,527 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,468,527 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%**
12		TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 74736A103

1		NAME OF REPORTING PERSONS Zimmer Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,468,527 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,468,527 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,468,527 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%**
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 74736A103

1		NAME OF REPORTING PERSONS Stuart J. Zimmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,468,527 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,468,527 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,468,527 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Zimmer Partners, LP, a Delaware limited partnership (the “Investment Manager”), Sequentis Financial LLC, a Delaware limited liability company (“Sequentis”), Zimmer Partners GP, LLC, a Delaware limited liability company (the “GP”), and Stuart J. Zimmer (collectively, the “Reporting Persons”).  Sequentis is the sole member of the GP. Stuart J. Zimmer, and a trust for his benefit are the sole members of Sequentis.  The GP is the general partner of the Investment Manager.  The Investment Manager is the investment manager of ZP Master Utility Fund, Ltd. (the “Master Fund”) and managed accounts (collectively with the Master Fund, the “Zimmer Accounts”).  This Schedule 13G relates to Class A Common Stock of QTS Realty Trust, Inc., a Maryland Corporation, held by the Zimmer Accounts.
Item 1(a)          Name of Issuer.
 QTS Realty Trust, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices.
12851 Foster Street,
Overland Park, KS 66213
Item 2(a)          Name of Person Filing.
(1) Zimmer Partners, LP
(2) Sequentis Financial LLC
(3) Zimmer Partners GP, LLC
(4) Stuart J. Zimmer
Item 2(b)         Address of Principal Business Office, or, if none, Residence.
For all Filers:
9 West 57th Street, 33rd Floor
New York, NY 10019
Item 2(c)          Citizenship or Place of Organization.
(1) Zimmer Partners, LP is a Delaware limited partnership.
(2) Sequentis Financial LLC is a Delaware limited liability company
(3) Zimmer Partners GP, LLC is a Delaware limited liability company.
(4) Stuart J. Zimmer is a U.S. citizen.
Item 2(d)         Title of Class of Securities.
Class A Common Stock, par value $0.01 per share (“Class A Common Stock”)

Item 2(e)         CUSIP Number.
74736A103
Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [X]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) [X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4	Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 3,468,527 shares of Class A Common Stock.
(b)
The Reporting Persons may be deemed the beneficial owners of approximately 5.4% of the outstanding shares of Class A Common Stock.  This percentage was determined by dividing 3,468,527 by 64,307,096, which is the number of shares of Class A Common Stock outstanding as of October 28, 2020, as reported in the Issuer’s Form 10-Q filed on November 2, 2020, with the Securities and Exchange Commission.

(c)	The Reporting Persons have the shared power to vote and dispose of the 3,468,527 shares of Class A Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Zimmer Accounts have an indirect interest in dividends and/or sale proceeds of the shares of Common Stock held by the Zimmer Accounts.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Report on by the Parent Holding Company or Control Person

Not applicable.
Item 8	Identification and Classification of Members of the Group

Not applicable.
Item 9	Notice of Dissolution of Group

Not applicable
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits	Exhibit 99-1

Joint Filing Agreement, dated January 29, 2021, among the Investment Manager, Sequentis, the GP and Stuart J. Zimmer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 29, 2021

Zimmer Partners, LP
By: Zimmer Partners GP, LLC, its general partner
By: /s/ Barbara Burger BARBARA BURGER, Authorized Signatory
Sequentis Financial LLC
By: /s/ Stuart J. Zimmer STUART J. ZIMMER, Director
Zimmer Partners GP, LLC
By: Sequentis Financial LLC, Sole Member
By: /s/ Stuart J. Zimmer STUART J. ZIMMER, Director

/s/ Stuart J. Zimmer
Stuart J. Zimmer

EXHIBIT 99-1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share of QTS Reality Trust, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 29, 2021.

Zimmer Partners, LP
By: Zimmer Partners GP, LLC, its general partner
By: /s/ Barbara Burger BARBARA BURGER, Authorized Signatory
Sequentis Financial LLC
By: /s/ Stuart J. Zimmer STUART J. ZIMMER, Director
Zimmer Partners GP, LLC
By: Sequentis Financial LLC, Sole Member
By: /s/ Stuart J. Zimmer STUART J. ZIMMER, Director

/s/ Stuart J. Zimmer
Stuart J. Zimmer